Exhibit 2

TAT Technologies Ltd.
9335 Harris Corners Pwky Charlotte, NC 28269

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli company, hereby appoints Adv. Idan Lidor, and Adv. Elad Amir or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel, on September 8, 2026 at 5:00 P.M. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, with no par value, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below in this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote.

A shareholder’s proxy card must be received by the Company no later than September 8, 2026, 1:00 P.M. Israel time; otherwise it shall not be valid at the Meeting.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000 (the “Relief Regulations”), a shareholder submitting a vote for Items 3-6 are deemed to confirm to the Company that such shareholder does not have a personal interest in the election of the external director (excluding a personal interest that is not related to a relationship with a controlling shareholder) and is not a controlling shareholder, unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 1:00 p.m., Israel time, on September 8, 2026, to the office of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. This notice should be addressed to the attention of Adv. Elad Amir.

For information regarding the definitions of “Personal Interest” and “Controlling Shareholder,” please see the explanation in the Notice of Annual General Meeting of Shareholders and in the Proxy Statement.

Item No. 1
Approval of the re-election of each of Mr. Amos Malka, Mr. Amir Harel, Mr. Eitan Oppenhaim, Ms. Sagit Manor and Mr. Igal Zamir to serve as a director of the Company, each to hold office until the Company's next Annual Meeting of shareholders.

	VOTE FOR EACH DIRECTOR SEPARATELY.	FOR	AGAINST	ABSTAIN
	I. Mr. Amos Malka	☐	☐	☐
	II. Mr. Amir Harel	☐	☐	☐
	III. Mr. Eitan Oppenheim	☐	☐	☐
	IV. Ms. Sagit Manor	☐	☐	☐
	V. Mr. Igal Zamir	☐	☐	☐

Item No. 2	Approval of the election of each of Mr. David M. Brantner and Ms. Sagit Amit Evan to serve as a director of the Company, each to hold office until the Company's next Annual Meeting of shareholders.
	VOTE FOR EACH DIRECTOR SEPARATELY.	FOR	AGAINST	ABSTAIN
	I. Mr. David M. Brantner	☐	☐	☐
	II. Ms. Sagit Amit Evan	☐	☐	☐

Item No. 3		FOR	AGAINST	ABSTAIN
	Approval of the Company’s compensation policy for directors and officers	☐	☐	☐

		FOR	AGAINST	ABSTAIN
Item No. 4	Approval of amendments to the compensation terms of our non-executive directors.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
Item No. 5	Approval of the amendment to the compensation terms of the Chairman of the Board, Mr. Amos Malka.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
Item No. 6	Approval of the amendment to the compensation terms of Mr. Igal Zamir in connection with his service as the Company’s Chief Executive Officer.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
Item No. 7	Approval of amendments to the Company’s 2012 Incentive Plan and 2022 Incentive Plan to reallocate Awards between such plans.	☐	☐	☐

Item No. 8
Approval of (i) an increase in the Company's authorized share capital and an amendment to the Company's Articles of Association to reflect such increase, and (ii) a separate amendment to the Company's Articles of Association regarding the mechanism for determining the chairperson of a shareholders' meeting.

	VOTE ON EACH AMENDMENT SEPARATELY.	FOR	AGAINST	ABSTAIN
	I. Approval of an increase in the Company's authorized share capital and an amendment to the Company's Articles of Association to reflect such increase.	☐	☐	☐
	II. Approval of a separate amendment to the Company's Articles of Association regarding the mechanism for determining the chairperson of a shareholders' meeting.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
Item No. 9	Approval of the adoption of the 2026 Employee Share Purchase Plan.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
Item No. 10
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services.
		☐	☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on August 3, 2026, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Signature _________     Date _________ 2026.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.